Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: DHT Holdings, Inc.
Commission File No. 001-32640
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with DHT Holdings, Inc. ("DHT") proposed by Frontline Ltd. ("Frontline"), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FRONTLINE AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov.
Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include failure to consummate the proposed business transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by Frontline with the SEC.

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The following article was published on www.tradewindsnews.com:

Stoic reaction to DHT letter at Frontline

Robert Hvide Macleod quotes 19th-century Norwegian playwright after opening latest rejection letter.

May 8th, 2017 11:23 GMT by Trond Lillestolen
Published in WEEKLY

Oslo and New York listed tanker owner Frontline has received its latest letter of rejection from takeover target DHT Holdings with "stoic tranquility".
Robert Hvide Macleod, chief executive of Frontline Management, said: "I am tempted to quote our author Henrik Ibsen: 'When the starting point is very wrong, the result often gets most original.'"
DHT sent the public letter last night where it claimed that Frontline had played legal "games" during the saga and suggested it was time for both companies to get back to their own business.
The DHT board unanimously rejects the latest in line of merged proposals and said the offer was so far off the mark that further discussions were unlikely to deliver a fair offer.
MacLeod says it is interesting that the board has spent 12 days writing a nearly 2,000 word long defense manuscript.
He says the letter does not enter the core of what "we and the other shareholders take for granted in 2017: That the case, must be put to the shareholders; as easy as that. We continue to receive strong support for our industrial and financial arguments", MacLeod says.
He says Frontline has been "rung down by co investors (in DHT) who react strongly to their procurator tricks, that they claim are very damaging to the values in the company".
MacLeod is also strongly resisting accusations of Frontline not being friendly to shareholders.
"We have paid $5.8bn in dividends to the shareholders the last 15 years," he said.
"We are happy to have the Fredriksen group as our main shareholder and I think few will doubt John Fredriksen's reputation in the stock market", Macleod said.